# SEC Schedule 13D/A (Amendment No. 12) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Putnam Premier Income Trust, CIK 0000827773
CUSIP: 746853100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 100 FEDERAL STREET, BOSTON, Massachusetts (MA), 02110
Date of event which requires filing of this statement: 11/19/2025
Amends the filing with accession number 0000769317-23-000073
Filed by CIK 0000769317
Persons authorized to receive notices and communications: Paul E. Rasmussen, 80 South Eighth Street, Suite 3300, Minneapolis, Minnesota (MN), 55402-4130, 612-332-3223

## Reporting persons
- Sit Investment Associates, Inc. (CIK 0000769317): type of reporting person: investment adviser (IA); citizenship or place of organization: Minnesota (MN); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 27,790,046; sole dispositive power 0; shared dispositive power 27,790,046; aggregate amount beneficially owned 27,790,046 (29.1% of the class)
- Sit Fixed Income Advisors II, LLC (CIK 0001053046): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 27,790,046; sole dispositive power 0; shared dispositive power 27,790,046; aggregate amount beneficially owned 27,790,046 (29.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Putnam Premier Income Trust
Address of issuer's principal executive offices: 100 FEDERAL STREET, BOSTON, Massachusetts (MA), 02110
Comment: This Amendment No. 12 ("Amendment") amends and supplements the statement on Schedule 13D filed on October 2, 2023, and amended by Amendment No. 1 filed on January 4, 2024, Amendment No. 2 filed on April 3, 2024, Amendment 3 filed on May 7, 2024, Amendment No. 4 filed on September 9, 2024, Amendment No. 5 filed on December 12, 2024, Amendment No. 6 filed January 8, 2025, Amendment No. 7 filed on March 19, 2025, Amendment No. 8 filed on April 8, 2025, Amendment No. 9 filed on May 9, 2025, Amendment No. 10 filed on July 17, 2025, and Amendment No 11 filed on August 29, 2025 (as amended, the "Original Schedule 13D" and, as amended by this Amendment, the "Schedule 13D"), relating to the shares of Common Stock ("Shares)" of Putnam Premier Income Trust (the "Issuer"). Except as specifically provided herein, each Item of the Original Schedule 13D remains unchanged. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Original Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Shares reported owned by Sit Entities herein is based upon 95,567,537 Shares outstanding as of July 31, 2025, which is the total number of Shares outstanding as reported in the Issuer's Report on Form N-CSR filed with the Securities Exchange Commission.

As of the date hereof, the Sit Entities may be deemed to be the beneficial owner of 27,790,046 Shares held in client accounts which represent 29.1% of the Issuer's outstanding Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of the Sit Entities may be deemed to have shared power to vote and dispose of such Shares. However, none of SIA's or SFI's directors or executive officers own Shares directly. y.
Transactions in the class effected during the past sixty days: Transactions in Shares by the Sit Entities in the last 60 days are set forth in Exhibit A.
Other persons with the right to receive dividends or sale proceeds: The clients of SIA and SFI have the right to participate in the receipt of dividends from, or proceeds from the sales of, the Shares held for their respective accounts.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit A: Schedule of Transactions in Shares by Sit Entities in the last 60 days.

## Signatures
- Sit Investment Associates, Inc.: /s/ Roger J. Sit, Roger J. Sit, Chairman & CEO (11/21/2025)
- Sit Fixed Income Advisors II, LLC: /s/ Roger J. Sit, Roger J. Sit, Chairman & CEO (11/21/2025)